Exhibit 99.B(d)(2)(o)(i)

Directed Services, Inc.

1475 Dunwoody Drive, West Chester, PA 19380

August 7, 2006

Mr. Michael Gioffre

ING Investment Management Co.

10 State House Square

Hartford, CT 06103-3602

Dear Mr. Gioffre:

Pursuant to Section 1 of the Sub-Advisory Agreement dated August 1, 2003, as amended, between Directed Services, Inc. and ING Investment Management Co. (the “Agreement”) we hereby notify you of our intention to retain you as Sub-Adviser to render investment advisory services to ING Global Technology Portfolio, a series of ING Investors Trust (the “Portfolio”), effective August 7, 2006, upon all of the terms and conditions set forth in the Agreement. Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Amended Schedule A of the Agreement. The Amended Schedule A, with the annual sub-advisory fees indicated for the Portfolio, is attached hereto.

Please signify your acceptance to act as Sub-Adviser for the Portfolio under the Agreement by signing below.

Very sincerely,

/s/Todd Modic
Todd Modic
Vice President
Directed Services, Inc.

ACCEPTED AND AGREED TO:
ING Investment Management Co.

By:	/s/Jeffery T. Becker
Name:	Jeffery T. Becker
Title:	SVP & CFO , Duly Authorized

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

DIRECTED SERVICES, INC.

and

ING INVESTMENT MANAGEMENT CO.

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)

ING Global Resources Portfolio	0.4000%

ING Global Technology Portfolio	0.5625% on first $1 billion 0.5175% on assets thereafter

ING International Portfolio	0.4500% on first $500 million 0.3600% on assets in excess of $500 million

ING Limited Maturity Bond Portfolio and ING Liquid Assets Portfolio	0.1575% on the first $200 million in combined assets of these Series 0.1350% on the next $300 million 0.1125% on assets in excess of $500 million

ING Stock Index Portfolio	0.1170%